

June 26, 2024

Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120

> **Re: CONX Corp.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2024**
> **File No. 333-279770**

Dear Kyle Jason Kiser:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed May 29, 2024

Cover Page

1. Please revise to highlight that the private warrants may be exercised on a cashless basis as long as they are held by the Sponsor or its permitted transferees and thus the private warrant holders could also experience a positive rate of return even if there is a decline in the trading price. Please also revise to highlight the significant number of common shares being registered in this offering as compared to the limited public float of the company, so investors can clearly understand the potential significant dilution relating to the issuance of these shares.

Risk Factors, page 6

2. Please revise the risk factor on page 14 to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock, including the common stock underlying the public and private

warrants. To illustrate this risk, disclose the purchase price of the private placement warrants, and the percentage that the shares being registered in this offering currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Business, page 36

3. We note that your Equity Forward Transaction provides the company may redeem the preferred stock in whole or in part, at the option of the company, at the price Mr. Ergen paid for the securities and that Mr. Ergen controls the company. Please highlight this throughout the prospectus. In addition, revise to discuss the risks that this agreement may pose to other holders if the company is required to buy back the shares of preferred stock as described therein. For example, discuss how such purchases would impact the cash you have available for other purposes and to execute your business strategy. Lastly, please revise disclosure relating to liquidity as necessary.

General

4. Revise your prospectus to disclose the price that the Sponsor paid for the private placement warrants and the ability to exercise on a cashless basis, and that the selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that these shareholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Sponsor and selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction